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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BIRKELBACH & CO.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Cypress Hollow Court
(No. and Street)

Ponte Vedra Beach (City) FL (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Birkelbach 904-725-1550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colette M. Corliss, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

525 North 3rd Street #507 (Address) Jacksonville Beach (City) FL (State) 32250 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach & Co., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


CHERYL DIANE HUTCHENS
Commission # FF 949107
Expires May 8, 2020
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRKELBACH & CO.

CONTENTS

ANNUAL AUDITED REPORT, FORM X-17A-5, PART III, Facing Page And Affirmation	1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income and Retained Earnings	4
Statement of Cash Flows	5
Statement of Changes in Shareholders' Equity	6
Notes to the Financial Statements	7-8
SUPPLEMENTAL INFORMATION	
Schedule I: Independent Registered Public Accounting Firm's Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC)	9
Independent Registered Public Accounting Firm Reports on:	
1] Internal Control over Compliance	10-11
2] Exemption Report & Management Statement of Affirmation	12
Management Statements Regarding Compliance with Certain Provisions of Rule 17a-5 under the Securities & Exchange Act of 1934:	
1] Internal Control over Compliance	13
2] Exemption Report	14

CMC Colette M. Corliss, CPA, P.A.

525 North Third Street # 507
Jacksonville Beach, Florida 32250
(904) 635-7778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director
Birkelbach & Co.
Ponte Vedra Beach, Florida

I have audited the accompanying statement of financial condition of Birkelbach & Co. (the Company) as of September 30, 2016, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (of the United States of America). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birkelbach & Co. as of September 30, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I: Independent Registered Public Accounting Firm's Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC) has been presented in conjunction with the audit of Birkelbach & Co.'s financial statements. Schedule I is the responsibility of The Company's management. My audit procedures included whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented inn Schedule I. In forming my opinion on Schedule I, I evaluated whether Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

The information contained in the Exemption Report and the Management Statement is presented for purposes of additional analysis and is not a required part of the basic financial statements; but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, therefore, I do not offer an opinion that the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
November 19, 2016

Birkelbach & Co.

Statement of Financial Condition
as of September 30, 2016

	2016
ASSETS	
Current Assets	
Cash in bank	$7,075
Accounts receivable	0
Total Assets	$7,075
LIABILITIES AND SHAREHOLDERS' EQUITY	
Shareholders Equity	
Common stock, $10 par value	
500 shares authorized, 300 issued and outstanding	$3,000
Retained Earnings	4,075
Total Shareholders' Equity	7,075
Total Liabilities and Shareholders' Equity	$7,075

See accompanying notes and independent auditor's report.

Birkelbach & Co.

Statement of Income and Retained Earnings
For the Year Ended September 30, 2016

	2016
Income	
Commissions and fees	$79,673
Cost of sales: Commission expense	70,650
Gross profit	9,023
Expenses	
General and administrative	4,680
Licenses, dues and registration	1,940
Professional fees	2,415
Total operating expenses	9,035
Operating Results	(12)
Interest income	3
Net income/(Loss)	(9)
Retained Earnings - Beginning of Year	$4,084
Retained Earnings - End of Year	$4,075

See accompanying notes and independent auditor's report.

Birkelbach & Co.

Statement Of Cash Flows
For the Year Ended September 30, 2016

	2016
Cash Flows from Operating Activities	
Net income	$(9)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in accounts receivable	0
Net cash provided (used) by operating activities	(9)
Cash and cash equivalents at beginning of year	7,084
Cash and cash equivalents at end of year	$7,075

Supplemental Disclosure Of Cash Payments Made For:

Interest paid	$0
Taxes paid	$0

See accompanying notes and independent auditor's report.

Birkelbach & Co.

Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2016

	Common Stock			
	# Shares	Amount	Retained Earnings	Total Shareholders' Equity
Balances at September 30, 2015: $10 par value	300	$3,000	$4,084	$7,084
Net income/(Loss)			(9)	(9)
September 30, 2016: $10 par value	300	$3,000	$4,075	$7,075

See accompanying notes and independent auditor's report.

BIRKELBACH & CO.
Notes to Financial Statements
September 30, 2016

Note 1 – Organization and Nature of Business

Birkelbach & Co. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida in 1971 and is licensed to do business in Florida. The Company's offers mutual funds to its clients. The Company does not carry security accounts for customers or perform custodial functions relating to client securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule, which requires the Company to hold a minimum of Five Thousand Dollars ($5,000) cash balance.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were low in Fiscal Year ended September 30, 2016. The Company's client base during the year and the clients' dispersion across stable industries lessened the risk. Birkelbach & Co. receives payment from large established mutual fund firms within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Income Taxes

Birkelbach & Co. is a C Corporation; therefore there is a provision for income taxes, including the recording of a deferred tax liability or asset when required. The Company has no tax liability at this time; but has adopted the authoritative guidance that requires it to evaluate its tax position for uncertainties. The Company does not believe the adoption of this guidance will have a significant impact on the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days that are not held for sale in the ordinary course of business.

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to The Company and commissions payable to the Company's representatives at September 30, 2016, were $0 and $0, respectively.

Note 4 – Commission Expense

During the year ended September 30, 2016, the Company paid $70,650 in commissions to the shareholder.

Note 5 – Expense Sharing Agreement

The Company shares office space with Birkelbach & Associates, a sole proprietorship owned by the shareholder during the year the Company reimbursed Birkelbach & Associates $4,680 for shared expenses.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was .0 to 1.00, or $ 7,075 in excess of that requirement. At September 30, 2016, the Company had net capital of $7,075, which was $ 2,075 in excess of the required net capital of $5,000.

Note 7 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 8 – Compliance Over Internal Control & Exemption from Rule 15c3-3

Two reports have been included in the supplementary information. The first report describes procedures used to review The Company's Compliance Over Internal Control and the second report, Management's Statements Regarding Exemption From Rule 15c3-3, identifies the statements asserted by management regarding the exemption provisions claimed and met throughout the most recent fiscal year, without exception, from SEC Rule 15c3-3. The exemption was approved.

Note 9 – Evaluation of Subsequent Obligations

The Company has evaluated subsequent events through November 19, 2016, the date that the financial statements were available to be issued. Birkelbach & Co. asserts it had no commitments or guarantees that would result in future obligations. In addition, the Company states it is not aware of any claim or lawsuit that might be asserted against the firm.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 & §240.15c3-3(k)

As of **September 30, 2016**

Birkelbach & Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of September 30, 2016

	2016
Total shareholders' equity	$7,075
Deduct shareholders' equity not allowable for net capital	0
Total shareholders' equity qualified for net capital	7,075
Deductions for nonallowable assets:	
Furniture and equipment	
Accounts receivable not offset	
Other assets	0
Net Capital	$7,075
Aggregate indebtedness (AI)	
Current liabilities	0
Total aggregate indebtedness	$0
Computation of basic net capital requirement, greater of:	
1] Minimum net capital required (=AI * 6 $^{2/3}$%) :	
Company	$0
2] Minimum net capital requirement of reporting broker	$5,000
Excess net capital	$2,075
Excess net capital at 1,000% of AI	$7,075
Ratio: Aggregate indebtedness to net capital	0%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of September 30, 2016)	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$7,075
Audit adjustment to record accounts receivable - to extent of commissions payable	0
Audit adjustment to record accrued commissions payable	0
Net capital computed above	$7,075

See accompanying notes and independent auditor's report.

 **Colette M. Corliss, CPA, P.A.**

525 North Third Street # 507
Jacksonville Beach, Florida 32250
(904) 635-7778

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
On Internal Control Over Compliance

To the Director
Birkelbach & Co.
Ponte Vedra Beach, Florida

In planning and performing my audit of the financial statements of Birkelbach & Co. (the Company) for the year ended September 30, 2016, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this .responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(continued)

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at September 30, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
November 19, 2016

CMC **Colette M. Corliss, CPA, P.A.**

525 North Third Street # 507
Jacksonville Beach, Florida 32250
(904) 635-7778

REVIEW REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

On Management's Statements Regarding Exemption From Rule 15c3-3

To the Director
Birkelbach & Co.
Ponte Vedra Beach, Florida

As required by Rule 17a-5 of the Securities and Exchange Commission (SEC), I have reviewed management's statements, in which Birkelbach & Co. (The Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which The Company claimed an exemption on its FOCUS report from 17 C.F.R. § 240.15c3-3—k(1) (the "exemption provisions"):

1. Birkelbach & Co.'s transactions are limited to the purchase, sale and the redemption of mutual funds only. And:
2. Birkelbach & Co. stated that The Company met the identified exemption provision throughout the most recent year without exception. Birkelbach & Co.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (of the United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Birkelbach & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)1 of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
November 19, 2016

I, Craig A. Birkelbach, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Craig A. Birkelbach, President, **Birkelbach & Co.**

November 19, 2016

Birkelbach & Co.

8080 Cypress Hollow Court
Ponte Vedra Beach, Florida 32082
(904) 725-1550

Management Statement Regarding Compliance With

Certain Provisions of Rule 17a-5 under the Securities Exchange Act of 1934

I, as the management of Birkelbach & Co (the "Company") am responsible for complying with the requirements of **Rule 17a-5 under the Securities Exchange Act of 1934** (the "Act") and **SEC Rule 15c3-1** requirements. I am also responsible for establishing and maintaining effective internal controls and the related practices and procedures. I have performed an evaluation of the Company's compliance with **Rule 17a-5** and **Rule 15c3-1** as of November 19, 2016 and during the period from October 01, 2015 through November 19, 2016. Based on this evaluation, I assert that the Company was in compliance with the Act as described below:

Rule 17a-5 under the Act requires the Broker-Dealer to maintain of minimum amount of net capital and not to exceed the maximum aggregate indebtedness allowed under **Rule 15c3-1**. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor has custody or possession of funds and/or securities of any client; an exemption from **SEC Rule 15c3-3** is granted. The Company has established and does follow adequate practices and procedures to obtain two of the SEC objectives of internal control. I assert that the Company's system of Internal Controls provides management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition. It also provides assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles used in the United States of America.

Additionally, I assert that there has been no:

a. Fraud involving management or employees who have significant roles in internal control.

b. Fraud involving others that could have a material effect on the financial statements.

There are no:

c. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as basis for recording a loss contingency.

d. Unasserted claims or legal assessments that must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

e. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5

To the best of my knowledge and belief, no events have occurred subsequent to the balance sheet date through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Birkelbach & Co.

Signature: ______________________

Craig A. Birkelbach, President
November 19, 2016

Birkelbach & Co.
8080 Cypress Hollow Court
Ponte Vedra Beach, Florida 32082
(904) 725-1550

Birkelbach & Co. Exemption Report

Birkelbach & Co. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by **17 C.F.R. §240.17a-5(d)(1) and (4)**. To the best of its knowledge and belief, the company states the following:

(1) Birkelbach & Co. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of **17 C.F.R. §240.15c3-3(k)**:

17 C.F.R. §240.15c3-3(k)(1). Birkelbach & Co.'s transactions are limited to the purchase, sale and the redemption of mutual funds only. The Company did not carry security accounts for customers or perform custodial functions relating to client securities at this time.

(2) Birkelbach & Co. met the identified exemption provisions in **17 C.F.R. §240.15c3-3(k)(1)** throughout the most recent fiscal year, October 1, 2015 through September 30, 2016, without exception.

I, Craig A. Birkelbach, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Craig A. Birkelbach, President, Birkelbach & Co.

November 19, 2016